SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(B) (C), AND (D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(B)

                               (AMENDMENT NO. 5)*

                          HARBOR FEDERAL BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   41151A 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                       N/A
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

         |X|      Rule 13d-1(b)
         |X|      Rule 13d-1(c)
         |_|      Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 9 Pages

CUSIP NO. 41151A108                   13G                      Page 2 of 9 Pages
========= ======================================================================
1         NAME OF REPORTING PERSON:  Harbor Federal Bancorp, Inc.
                                     Employee Stock Ownership Plan

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          52-1879039
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a)  |_|

                                                                      (b)  |X|
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Maryland
--------- ----------------------------------------------------------------------
-------------------------- --- -------------------------------------------------
    NUMBER OF SHARES       5   SOLE VOTING POWER                      ______
                           --- -------------------------------------------------
                           --- -------------------------------------------------
  BENEFICIALLY OWNED BY    6   SHARED VOTING POWER                    186,034
                                                                      -------
                           --- -------------------------------------------------
                           --- -------------------------------------------------
     EACH REPORTING        7   SOLE DISPOSITIVE POWER                 ______
                           --- -------------------------------------------------
                           --- -------------------------------------------------
         PERSON            8   SHARED DISPOSITIVE POWER               141,251
                                                                      -------
          WITH
                           --- -------------------------------------------------
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   186,034
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    11.2 %
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

                   EP
========= ======================================================================

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 41151A108                   13G                      Page 3 of 9 Pages
========= ======================================================================
1         NAMES OF REPORTING PERSON:   Joseph J. Lacy

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ###-##-####
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a)  |_|

                                                                       (b)  |X|
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------- ----------------------------------------------------------------------
-------------------------- --- -------------------------------------------------
    NUMBER OF SHARES       5   SOLE VOTING POWER                         28,840
                                                                         ------
                           --- -------------------------------------------------
                           --- -------------------------------------------------
  BENEFICIALLY OWNED BY    6   SHARED VOTING POWER                       54,443
                                                                         ------
                           --- -------------------------------------------------
                           --- -------------------------------------------------
     EACH REPORTING        7   SOLE DISPOSITIVE POWER                    28,840
                                                                         ------
                           --- -------------------------------------------------
                           --- -------------------------------------------------
         PERSON            8   SHARED DISPOSITIVE POWER                  45,883
                                                                         ------
          WITH
                           --- -------------------------------------------------
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   83,283
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   5.00 %
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

                   IN
========= ======================================================================

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 41151A108                   13G                      Page 4 of 9 Pages
========= ======================================================================
1         NAME OF REPORTING PERSON:   John H. Riehl, III

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ###-##-####
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a)  |_|

                                                                       (b)  |X|
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------- ----------------------------------------------------------------------
-------------------------- --- -------------------------------------------------
    NUMBER OF SHARES       5   SOLE VOTING POWER                        32,499
                                                                        ------
                           --- -------------------------------------------------
                           --- -------------------------------------------------
  BENEFICIALLY OWNED BY    6   SHARED VOTING POWER                      55,543
                                                                        ------
                           --- -------------------------------------------------
                           --- -------------------------------------------------
     EACH REPORTING        7   SOLE DISPOSITIVE POWER                   32,499
                                                                        ------
                           --- -------------------------------------------------
                           --- -------------------------------------------------
         PERSON            8   SHARED DISPOSITIVE POWER                 46,983
                                                                        ------
          WITH
                           --- -------------------------------------------------
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   88,042
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   5.29 %
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

                   IN
========= ======================================================================

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 41151A108                   13G                      Page 5 of 9 Pages
========= ======================================================================
1         NAME OF REPORTING PERSON:  Gideion N. Stieff, Jr.

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ###-##-####
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a)  |_|

                                                                       (b)  |X|
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------- ----------------------------------------------------------------------
-------------------------- --- -------------------------------------------------
    NUMBER OF SHARES       5   SOLE VOTING POWER                       21,679
                                                                       ------
                           --- -------------------------------------------------
                           --- -------------------------------------------------
  BENEFICIALLY OWNED BY    6   SHARED VOTING POWER                     54,443
                                                                       ------
                           --- -------------------------------------------------
                           --- -------------------------------------------------
     EACH REPORTING        7   SOLE DISPOSITIVE POWER                  21,673
                                                                       ------
                           --- -------------------------------------------------
                           --- -------------------------------------------------
         PERSON            8   SHARED DISPOSITIVE POWER                45,883
                                                                       ------
          WITH
                           --- -------------------------------------------------
--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   76,122
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   4.57 %
--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

                   IN
========= ======================================================================

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                                               Page 6 of 9 Pages

ITEM 1(A).    NAME OF ISSUER:
     Harbor Federal Bancorp, Inc.

ITEM 1(B).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
     705 York Road
     Baltimore, Maryland 21204-2562

ITEM 2(A).    NAME OF PERSON(S) FILING:
     Harbor Federal Bancorp, Inc. Employee Stock Ownership Plan Trust ("ESOP"), and the following individuals who serve as its trustees: Joseph J. Lacy, John H. Riehl, III, and Gideon N. Stieff, Jr.

ITEM 2(B).    ADDRESS OF PRINCIPAL BUSINESS OFFICE:
     Same as Item 1(b).

ITEM 2(C).    CITIZENSHIP:
     See Row 4 of the second part of the cover page provided for each reporting person.

ITEM 2(D).    TITLE OF CLASS OF SECURITIES:
     Common Stock, Par Value $1.00 per share.

ITEM 2(E).    CUSIP NUMBER:
     See the upper left corner of the second part of the cover page provided for each reporting person.

ITEM 3.       CHECK WHETHER THE PERSON FILING IS A:
     (f) |X| Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

     Items (a), (b), (c), (d), (e), (g), and (h), (i), and (j) - not applicable. This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), filing under the Item 3(f) classification, and by each trustee of the trust established pursuant to the ESOP, filing pursuant to Rule 13d-1(c) and SEC no-action letters. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by these entities.

ITEM 4.       OWNERSHIP.

     (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

     (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

                                                               Page 7 of 9 Pages


     (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: |_|

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Pursuant to Section 13.7 of the ESOP, the ESOP Committee has the power to direct the receipt of dividends on shares held in the ESOP trust.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
     Not applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
     Not applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.
     Not Applicable.

ITEM 10.      CERTIFICATION.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

     By signing below, each signatory in his individual capacity certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 8 of 9 Pages

SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBOR FEDERAL BANCORP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN


By Its Trustees:



         /s/ Joseph J. Lacy                                   January 11, 2000
         --------------------------------------------         ----------------
         Joseph J. Lacy, as Trustee                           Date


         /s/ John H. Riehl, III                               January 11, 2000
         --------------------------------------------         ----------------
         John H. Riehl, III, as Trustee                       Date


         /s/ Gideon N. Stieff, Jr                             January 11, 2000
         -----------------------------------                  ----------------
         Gideon N. Stieff, Jr., as Trustee                    Date


/s/ Joseph J. Lacy                                            January 11, 2000
-----------------------------------------------------         ----------------
Joseph J. Lacy, as an Individual Stockholder                  Date


/s/ John H. Riehl, III                                        January 11, 2000
---------------------------------------------------------     ----------------
John H. Riehl, III, as an Individual Stockholder              Date


/s/ Gideon N. Stieff, Jr.                                     January 11, 2000
------------------------------------------------              ----------------
Gideon N. Stieff, Jr., as an Individual                       Date
  Stockholder

Exhibit A
---------
                       Identification of Members of Group
                       ----------------------------------

     The trustees of the ESOP hold shares of common stock of the issuer in trust for the benefit of employees participating in the ESOP. Pursuant to Section 13.6 of the ESOP, the trustees vote common stock allocated to participant accounts in accordance with instructions by participants. Shares of common stock of the issuer which have not been allocated and allocated stock for which no voting direction has been received shall be voted by the trustee in the same proportion that participants direct the voting of allocated shares. If no voting direction has been received as to allocated shares, the issuer may direct the trustees as to the voting of all unallocated shares, and if the issuer gives no direction, the trustees shall vote such shares in their sole discretion. Pursuant to
Section 13.3 of the ESOP, the trustees exercise investment direction as directed by the issuer in its capacity as the ESOP Committee. Overall, the trustees must exercise voting and dispositive power with respect to the assets held by the ESOP, including common stock of the issuer, in accordance with the fiduciary responsibility requirements imposed by Section 404 of the Employee Retirement Income Security Act of 1974, as amended.